March 9, 2010

Mr. John Hartz
Senior Assistant Chief Accountant
Mail Stop 4631
U. S. Securities and Exchange Commission
Washington, D. C. 20549-4631

Re: Metwood, Inc.
       Form 10-K/A for the fiscal year ended June 30, 2009 filed September 28, 2009
       File #0-5391

Dear Mr. Hartz:

We are responding to the comments in your February 25, 2010 letter.  We have noted that in future filings we are to provide additional information on our reporting units in our Goodwill note as detailed on page 2 of your letter.  We will also ensure in future filings that the language in our certifications conforms exactly to the requirements of Section 302 of Sarbanes-Oxley and your rules under that Section.

We are in the process of edgarizing amendments to our Form 10-Qs for the periods ended September 30, 2009 and December 31, 2009 to provide the certifications of Section 302 of the Sarbanes-Oxley Act of 2002 that conform to the language in Item 601(B)(31) of Regulation S-B/S-K.  Per your instructions, we have included Items 4 and 6 and have accordingly removed paragraph 3 in our 302 certifications.

In connection with our response to your comments, we acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in our filings
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if we have not adequately responded to your concerns.

Sincerely,

/s/ Shawn Callahan
Shawn Callahan
Chief Financial Officer